KONINKLIJKE PHILIPS ELECTRONICS N.V.
                        NONQUALIFIED STOCK PURCHASE PLAN

                             Washington, D.C. 20549



                                    FORM 11-K



       (Mark one)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED JULY 31, 2009     COMMISSION FILE NUMBER: 001-05146-01

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSACTION PERIOD FROM ________________________ TO ___________________



      KONINKLIJKE PHILIPS ELECTRONICS N.V. NONQUALIFIED STOCK PURCHASE PLAN
                c/o Philips Electronics North America Corporation
                               3000 Minuteman Road
                          Andover, Massachusetts 01810
                 Attention: Compensation and Benefits Department

       (Full title of the plan and address of the plan, if different from that of the issuer named below)

                      KONINKLIJKE PHILIPS ELECTRONICS N.V.

                        BREITNER CENTER, AMSTELPLEIN, 2,
                        AMSTERDAM 1070MX, THE NETHERLANDS
                    (Address of principal executive offices)

                      KONINKLIJKE PHILIPS ELECTRONICS N.V.
                NONQUALIFIED STOCK PURCHASE PLAN

                              Financial Statements

                             July 31, 2009 and 2008

     (With Report of Independent Registered Public Accounting Firm Thereon)

                      KONINKLIJKE PHILIPS ELECTRONICS N.V.
                        NONQUALIFIED STOCK PURCHASE PLAN



                                TABLE OF CONTENTS

                                                                           PAGE

Report of Independent Registered Public Accounting Firm                       1

Statements of Financial Condition as of July 31, 2009 and 2008                2

Statements of Income (Loss) and Changes in Plan Equity for
   the years ended July 31, 2009, 2008 and 2007                               3

Notes to Financial Statements                                                 4

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



The Stock Purchase Plan Committee of the
Koninklijke Philips Electronics N.V. Nonqualified Stock Purchase Plan:


We have audited the accompanying statements of financial condition of the Koninklijke Philips Electronics N.V. Nonqualified Stock Purchase Plan (the Plan) as of July 31, 2009 and 2008, and the related statements of income (loss) and changes in plan equity for each of the years in the three-year period ended July 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of July 31, 2009 and 2008, and the income (loss) and changes in plan equity for each of the years in the three-year period ended July 31, 2009 in conformity with U.S. generally accepted accounting principles.


/s/ KPMG LLP
Boston, Massachusetts
October 29, 2009

                      KONINKLIJKE PHILIPS ELECTRONICS N.V.
                        NONQUALIFIED STOCK PURCHASE PLAN

                        Statements of Financial Condition
                             July 31, 2009 and 2008
                      (In thousands, except share amounts)

                                                                 2009            2008
                                                               ---------        -------
Assets:
     Investment in Koninklijke Philips Electronics N.V.
       common stock at fair value - 5,172,807 shares
       in 2009 and 3,967,914 shares in 2008
       (cost $130,493 in 2009 and cost $111,786 in 2008)       $ 117,733        132,052
     Contributions receivable from participants                    1,652          1,758
                                                               ---------        -------
                 Total assets                                  $ 119,385        133,810
                                                               =========        =======
Plan equity                                                    $ 119,385        133,810
                                                               =========        =======

See accompanying notes to financial statements.

                      KONINKLIJKE PHILIPS ELECTRONICS N.V.
                        NONQUALIFIED STOCK PURCHASE PLAN

             Statements of Income (Loss) and Changes in Plan Equity
                    Years ended July 31, 2009, 2008 and 2007
                      (In thousands, except share amounts)
                                                                        2009           2008          2007
                                                                      -------        -------       -------
Changes in plan equity:
     Investment income (loss):
        Net change in unrealized appreciation
           (depreciation) of investments                            $ (33,027)       (31,921)       17,628
        Net realized gain (loss) on sale of investments                (2,966)         4,505        10,995
        Dividend income from Koninklijke Philips
           Electronics N.V. common stock                                3,413          3,519         2,549
                                                                      -------        -------       -------
                 Total investment income (loss)                       (32,580)       (23,897)       31,172
                                                                      -------        -------       -------
     Contributions:
        Participant                                                    23,887         22,599        20,337
        Employer                                                        4,234          3,941         3,590
                                                                      -------        -------       -------
                 Total contributions                                   28,121         26,540        23,927
                                                                      -------        -------       -------
                 Total additions (reductions) to plan equity           (4,459)         2,643        55,099
     Less distributions to participants                                (9,966)       (19,805)      (37,475)
                                                                      -------        -------       -------
                 Net increase (decrease)                              (14,425)       (17,162)       17,624
Plan equity:
        Beginning of year                                             133,810        150,972       133,348
                                                                      -------        -------       -------
        End of year                                                 $ 119,385        133,810       150,972
                                                                      =======        =======       =======
See accompanying notes to financial statements.

                      KONINKLIJKE PHILIPS ELECTRONICS N.V.
                        NONQUALIFIED STOCK PURCHASE PLAN

                          Notes to Financial Statements

                             July 31, 2009 and 2008

               (in thousands, except share and per-share amounts)

(1)  DESCRIPTION OF THE PLAN

     The following description of the Koninklijke Philips Electronics N.V. Nonqualified Stock Purchase Plan (the Plan) provides only general information. Participants should refer to the Plan prospectus for a more complete description of the Plan's provisions.

     (A)  GENERAL

     The Plan is a voluntary stock purchase plan established for eligible employees of certain U.S. and Canadian subsidiaries and affiliates, as defined, of Koninklijke Philips Electronics N.V. (the Company), which provides eligible employees with the right to purchase shares of the Company's common stock at a discount. The common stock of the Company is quoted on several stock exchanges including the Amsterdam Stock Exchange and the New York Stock Exchange (NYSE).

     The Plan became effective August 1, 2000 for certain U.S.-based employees. The Plan was amended in November 2007 to include previously excluded executives of certain of the Company's subsidiaries. The Plan was further amended in December 2007 to permit certain Canada-based employees to participate in the Plan effective October 1, 2008.

     (B)  PARTICIPATION

     U.S.-based full-time salaried and hourly employees of certain subsidiaries of the Company, as defined by the Plan, are eligible to participate in the Plan as soon as administratively feasible, and Canada-based full-time employees are eligible after completing 90 days of full-time employment. Employees subject to collective bargaining agreements are eligible to participate upon acceptance of the Plan by their respective union.

     (C)  CONTRIBUTIONS

     Each year, participants may contribute up to 10% of their cash compensation, as defined by the Plan, through payroll withholdings. In addition to the percentage limitation, contributions may not exceed $20 U.S. or Canadian dollars in any calendar year.

     The cost of shares to participants equals 85% of the closing price of the Company's common stock on the last day of the applicable purchase period on which stocks are traded on the NYSE. The 15% discount between the fair value of the shares purchased and the cost to the participants represents employer contributions. Contributions are used to purchase whole and fractional shares of the Company's common stock at the end of each purchase period (a calendar quarter).

     The shares are held by Computershare Trust Company, N.A. for U.S.-based participants and by Computershare Trust Company Canada for Canada-based participants.

     (D)  VESTING

     All contributions and common stock purchased are 100% vested.

                                                                     (Continued)

                      KONINKLIJKE PHILIPS ELECTRONICS N.V.
                        NONQUALIFIED STOCK PURCHASE PLAN

                          Notes to Financial Statements

                             July 31, 2009 and 2008

               (in thousands, except share and per-share amounts)

     (E)  DIVIDENDS

     Dividends are declared by the Company in euros, and are paid to participants in U.S. dollars converted at the rate of exchange on the Amsterdam Stock Exchange at the close of business on a date announced by the Company. Dividends paid, net of applicable Dutch taxes withheld, are reinvested into the participant's account and used to purchase additional common shares at the prevailing market price during the next purchase period. There is no discount applied to shares purchased through the reinvested dividends.

     (F)  PLAN RESTRICTIONS

     A participant may sell any shares held in their account at any time without penalty.

     (G)  PLAN TERMINATION

     The Company may suspend or terminate the Plan at any time. If the Plan is suspended or terminated, payroll deductions will terminate and unapplied withholdings will be used to purchase common shares or be repaid to participants without interest as soon as practicable following the termination of the Plan.

     (H)  PLAN EXPENSES

     Plan expenses are paid by the Company.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (A)  BASIS OF ACCOUNTING

     The accompanying financial statements are prepared on the accrual basis of accounting.

     In preparing these financial statements, the Plan's management has reviewed, as determined necessary by the Plan's management, events that have occurred after July 31, 2009, through the issuance of the financial statements, which occurred on October 29, 2009.

     (B)  INVESTMENT VALUATION AND INCOME RECOGNITION

     The investment in shares held by the Plan is recorded at fair value, measured by the closing price listed by the NYSE.

     Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157), was adopted by the Plan, effective August 31, 2008, for all financial instruments and nonfinancial instruments accounted for at fair value on a recurring basis. SFAS 157 establishes a single definition of fair value and a framework for measuring fair value, sets out a fair value hierarchy to be used to classify the source of information used in fair value measurement and expands disclosures about fair value measurements required under other accounting pronouncements. It does not change existing guidance as to whether or not an instrument is carried at the fair value.

                                                                     (Continued)

                      KONINKLIJKE PHILIPS ELECTRONICS N.V.
                        NONQUALIFIED STOCK PURCHASE PLAN

                          Notes to Financial Statements

                             July 31, 2009 and 2008

               (in thousands, except share and per-share amounts)

     SFAS 157 established market and observable inputs as the preferred source of values, followed by assumptions based on hypothetical transactions in the absence of market inputs.

     The valuation techniques required by SFAS 157 are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs create the following fair value hierarchy:

     o Level 1 - Quoted prices in active markets for identical asset or liabilities.

     o Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

     o Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

     Information  on the Plan's  assets  recorded at fair value is  presented in note 6.

     Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses are allocated using the first in, first out method. Dividends are recorded on the ex-dividend date.

     (C)  USE OF ESTIMATES

     The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     (D)  DISTRIBUTIONS

     Participants may request distributions in the form of Company common stock or cash. Distributions are recorded when paid.

(3)  INVESTMENT IN COMMON SHARES

     Each participant is a 100% owner of the number of shares held on their behalf by the trust. Participants maintain the same rights as common stock shareholders.

                                                                     (Continued)

                      KONINKLIJKE PHILIPS ELECTRONICS N.V.
                        NONQUALIFIED STOCK PURCHASE PLAN

                          Notes to Financial Statements

                             July 31, 2009 and 2008

               (in thousands, except share and per-share amounts)

     As of July 31, 2009, there were 5,172,807 shares held for participants that were valued at $22.76 per share. As of July 31, 2008, there were 3,967,914 shares held for participants that were valued at $33.28 per share. There were $1,652 and $1,758 of participants' contributions not yet used to purchase shares on July 31, 2009 and 2008, respectively, which is reflected as contributions receivable from participants on the accompanying statements of financial condition.

     Proceeds from the sales of Company stock, cost of stock sold and the related net realized gain (loss) were as follows:

                                               YEAR ENDED JULY 31
                                       -----------------------------------
                                           2009        2008        2007
                                          ------      ------      ------
     Proceeds                          $   9,966      19,805      37,475
     Cost of stock sold                   12,932      15,300      26,480
                                          ------      ------      ------
          Net realized gain (loss)     $  (2,966)      4,505      10,995
                                          ======      ======      ======

(4)  TAX STATUS

     The Plan is a nonqualified employee stock purchase plan for U.S. tax purposes. U.S. participants of the Plan are taxed under Section 83 of the Internal Revenue Code. Upon purchase of the shares, the excess of the closing market price of the shares on the purchase date over the discounted purchase price (85% of the closing price on the last day of the purchase period) is included as ordinary income on the participant's W-2 form sent to the Internal Revenue Service. Any additional appreciation on the shares from the date of purchase until the date of subsequent sale will then be taxed to participants under Section 83 of the Internal Revenue Code as short-term or long-term capital gain or loss, depending on the period of time the shares are held before sale. Participants are also required to report as ordinary income the amount of any dividends received on common shares purchased through the Plan.

     For Canada-based participants, the 15% discount is taxable as ordinary income and is subject to federal and provincial income taxes as well as Canadian Pension Plan/Quebec Pension Plan taxes. Taxes are automatically withheld from the participants' next available paycheck following the stock purchase in accordance with their regular tax withholding elections. The ordinary income amount will be included in the T-4 and RL-Slip (Quebec taxpayers only) statement for the year. When participants sell their shares, the Canada Revenue Agency requires participants to report these activities on their annual tax return. Any further gain or loss after the purchase of these shares will be taxed as a capital gain or loss.

(5)  MARKET RISK

     The Plan's assets are invested in one security, the common stock of the Company. The security is exposed to various risks, such as market risk. Also, the value of the Company's common stock is dependent upon the performance of the Company and the market's evaluation of such performance. Recent market conditions have resulted in a high degree of volatility in the equity markets. Due to the level of risk associated with this investment security, and the potential for additional volatility in the equity markets, it is at least reasonably possible that changes in the value of the investment security will occur in the near term and that such changes could materially affect the amounts reported in the statement of financial condition.

                                                                     (Continued)

                      KONINKLIJKE PHILIPS ELECTRONICS N.V.
                        NONQUALIFIED STOCK PURCHASE PLAN

                          Notes to Financial Statements

                             July 31, 2009 and 2008

               (in thousands, except share and per-share amounts)

(6)  FAIR VALUE MEASUREMENTS

     The following table sets forth by level, within the fair value hierarchy, described in note 2(b), the Plan's assets at fair value as of July 31, 2009:

                                                            INVESTMENTS AT
                                                             FAIR VALUE AS
                                                             DETERMINED BY
                                                             QUOTED PRICES
                                                               IN ACTIVE
                                                                MARKETS
                                                               (LEVEL I)
                                                           ------------------
     Investment in Koninklijke Philips Electronics
        N.V. common stock                                      $  117,733

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                           KONINKLIJKE PHILIPS ELECTRONICS N.V.
                                           Nonqualified Stock Purchase Plan




Date: October 29, 2009                     By:/s/Pamela Dunlap
                                              ----------------------
                                              Name:  Pamela Dunlap
                                              Title: Chairman, Stock Purchase
                                                       Plan Committee

                                  Exhibit Index
                                  -------------

Exhibit 23.1       Consent of Independent Registered Public Accounting Firm